

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 28, 2010

Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, TX 75252

>   **Re: Alliance Data Systems Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2010**
>   **Form 8-K filed February 2, 2010**
>   **File No. 001-15749**

Dear Mr. Heffernan:

We have reviewed your response letter dated April 26, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 1, 2010.

Form 10-K for the fiscal year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 29

1.   We note your response to prior comment 1. Please clarify why you were unable to determine the magnitude of the impact of certain items. Specifically, we note your statement in your conference call on February 2, 2010 discussing your fourth quarter and full year results that 2010 is expected to include a $20 million charge related to the costs attributable to the new CARD Act and $15 million expense associated with your international coalition development effort including Brazil. Furthermore, we note that most of the requirements of the CARD Act became

effective in February 2010. Explain why you believe that these outcomes would not have a material effect. Provide an analysis of why you believe that the new CARD Act would not result in a material effect on your results of operations or why you are unable to make this determination.

2.   We note your response to prior comment 1. With respect to AIR MILES reward miles issued and redeemed, you indicate that there is not necessarily a correlation between the reward miles issued and the reward miles redeemed. Please further explain. In this regard, we note that although revenue recognition is dependent on the timing and amount of reward miles redeemed, the pool of reward miles subject to redemption (i.e. unredeemed reward miles) would appear to be impacted by a change in the number or rate of reward miles issued. Consider clarifying the relationship between trends in reward miles issued and reward miles redeemed in your periodic reports. You may consider whether changes in the accumulated unredeemed reward miles as of the end of each period or changes in breakage trends would facilitate your explanation. In addition, tell us what consideration you gave to including an analysis and discussion of the change in the number of reward miles issued and redeemed for all periods presented within your results of operations disclosure.

Results of Operations, page 38

3.   We note your response to prior comment 4. As previously requested, tell us what consideration you gave to discussing the material changes in each of the line items on the *consolidated* financial statements within results of operations. As part of your response, also tell us what consideration you gave to explaining the significant changes in transaction revenues, costs of operations, and general and administrative expenses on a consolidated basis in your Form 10-Q for the three months ended March 31, 2010. See Instruction 4 to Item 303 of Regulation S-K.

4.   We note from your response to prior comment 4 that breakage is a component of redemption revenue and that you have consistently disclosed the redemption and service components of deferred revenue. As previously requested, tell us what consideration you gave to disclosing separately the amount of revenue recognized related to the breakage component of redemption revenue within your revenue analysis and discussion in your MD&A.

5.   You indicate in response to prior comment 5 that there have been no significant changes to the prices you charge your sponsors over the past three years. Please reconcile this to the statement in your Form 8-K filed April 21, 2010 indicating that there had been a declining trend in cash received per mile during the economic recession.

6.   Tell us what consideration you gave to clarifying the nature of the sources of

revenue identified as contributing to the material changes in revenue. For example, in your response to prior comment 7, you appear to indicate that "issuance revenue" relates to the service element associated with the AIR MILES reward miles. You may also consider clarifying the nature of "commission revenue" and "investment revenue" generated from your Loyalty Services segment.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Unaudited Condensed Consolidated Statement of Income, page 4

7.   Explain why you have not presented an amount for the provision for loan losses for 2009. In this regard, we note that you did have credit card receivable balances classified as held-for-investment as of December 31, 2009. Tell us how you considered disclosing the activity in the total allowance for doubtful accounts or loan losses. See ASC 310-10-50-12. In addition, consider separately disclosing your policies and methodologies for estimating an allowance for doubtful accounts for credit card receivables. See ASC 310-10-50-9.

Form 8-K filed February 2, 2010

Exhibit 99.1

8.   We note your response to prior comment 13. You indicate that you used an effective tax rate of approximately 38% applied to the adjustments in computing cash earnings. Please provide us with the calculation of the income tax effect adjustment for the three months ended December 31, 2009. In this regard, we note that the income tax effect appears to represent 25% of the total reconciling items. Also, your revised disclosure in your Form 8-K filed April 21, 2010 seems to indicate that this adjustment represents income taxes that have been adjusted for the tax effect of the non-GAAP measurement adjustments. It would appear that this adjustment should only be the tax effect of the non-GAAP measurement adjustments, since the GAAP measure from which you are reconciling already includes income tax expense. Please clarify.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3457 if you need further assistance.

Sincerely,

Maryse Mills-Apenteng
Special Counsel